PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed consolidated financial statements of the Company as at and for the three months ended March 31, 2013, as well as the annual audited consolidated financial statements for the year ended December 31, 2012 and the corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2012, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements for the three months ended March 31, 2013 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risk and uncertainties” in the Company’s Annual Information Form dated April 1 , 2013.

This MD&A has been prepared as of May 7, 2013.

FIRST QUARTER HIGHLIGHTS

  Produced 27,656 gold equivalent ounces¹ in the first quarter, compared to 25,793 in 2012;

  Produced 24,190 ounces of gold and 1.37 million ounces of silver in the first quarter (the highest of any quarter since Primero has owned the San Dimas mine), compared to 22,588 ounces and 1.32 million ounces, respectively, in 2012;

  Incurred total cash costs per gold equivalent ounce² of $719 for the first quarter, compared to $674 in 2012. On a by-product basis, total cash costs per gold ounce were $589 for the first quarter, compared to $532 in 2012;

  Earned net income of $17.3 million ($0.18 per share) for the first quarter, compared to $30.1 million ($0.34 per share) in 2012. Adjusted net income³ was $9.4 million ($0.10 per share) for the first quarter, compared to $18.8 million ($0.21 per share) for 2012;

  Generated operating cash flows before working capital changes of $19.3 million in the first quarter, compared to $20.9 million in 2012;

  Reported an increase in Probable Gold Mineral Reserves of 31% to 660,400 ounces as at December 31, 2012 compared with year-end 2011. In addition, Indicated Gold Mineral Resources increased 35% to 779,600 ounces in the same period (inclusive of Mineral Reserves);

  Reduced debt by $7.8 million during the quarter.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for 2013 was based on realized prices of $1,626 per ounce of gold and $4.12 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

3

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company is transitioning from a single-asset gold producer to an intermediate gold producer. The Company believes that the San Dimas mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production. Furthermore, cash flow generated by the San Dimas mine provides funding for acquisition opportunities.

RECENT CORPORATE DEVELOPMENTS

December 31, 2012 reserve and resource update

On March 26, 2013 the Company announced year-end Mineral Reserves and Mineral Resources for its San Dimas mine. The Company reported that Probable Gold Mineral Reserves increased 31% over year-end 2011, to 660,400 ounces, or 19% on a per share basis and that Indicated Gold Resources increased 35% over year- end 2011 to 779,600 ounces (inclusive of Mineral Reserves).

San Dimas Mine Mineral Reserves and Mineral Resources as at December 31, 2012.

	Tonnage	Gold	Silver	Contained	Contained
Classification	(million	Grade	Grade	Gold	Silver
	tonnes)	(g/t)	(g/t)	(000 ounces)	(000 ounces)
Mineral Reserves
Probable	4.579	4.5	267	660	39,377
Mineral Resources
Indicated	3.748	6.5	389	780	46,877
Inferred	6.144	3.9	327	762	64,637

Notes to Mineral Reserve Statement:

1.

Cutoff grade of 2.4 grams per tonne ("g/t") gold equivalent ("AuEq") based on total operating cost of US$104.73/t. Metal prices assumed are gold US$1,400 per troy ounce and silver US$25 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of National Instrument 43-101 ("NI 43-101").

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

2.	A 2.0g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,625 per troy ounce and a silver price of US$25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

The following is an accounting of the Company's Mineral Reserve changes since year-end 2011:

	Gold	Silver
	(ounces)	(000 ounces	)
Probable Mineral Reserves as at December 31, 2011	505,492	31,801
Mining depletion during 2012	(91,697)	(5,502)
Probable Mineral Reserve ounce increase during 2012¹	246,623	13,078
Probable Mineral Reserves as at December 31, 2012	660,418	39,377

¹Includes an impact due to metal price and cut-off grade changes. Reserve metal prices changed from $1,250 per ounce of gold and $20 per ounce of silver in 2011 to $1,400 per ounce of gold and $25 per ounce of silver in 2012; cut-off grade changed from 2.5 g/t in 2011 to 2.4 g/t in 2012.

As at December 31, 2012, the Company added 246,623 ounces of gold to the Probable Mineral Reserves, before depleting 91,697 ounces during the year. This equates to replacing the 12 month gold depletion by 269%.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets was not thoroughly reviewed at December 31, 2012, but is expected to remain in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver, as estimated at December 31, 2011. This potential mineralization has been estimated by Primero from geological and grade modeling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Agreement to acquire Cerro del Gallo1

On April 30, 2013, the shareholders of Cerro Resources NL (“Cerro”) approved the transaction, announced on December 13, 2012, whereby the Company would acquire Cerro’s interest in the Cerro del Gallo project, a gold-silver deposit with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 2.3 million ounces of gold equivalent measured and indicated resources (inclusive of reserves), located in the province of Guanajuato, Mexico.

The transaction comprises the acquisition of all of Cerro’s shares by Primero in return for 0.023 of a Primero common share (the "Exchange Ratio") and the transfer of Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4.0 million in cash to a newly incorporated company, Santana Minerals Limited (“Santana”), which will be owned 80.01% by existing Cerro shareholders and 19.99% by Primero. In addition, Cerro's outstanding options and its option plan will be substantially assumed by Primero, subject to adjustment to reflect the Exchange Ratio and a corresponding upward adjustment in the exercise price.

A court date has been set for May 8, 2013 to approve the transaction and to set the dates for the transfer of Cerro’s shares to Primero, the issue of Primero shares to Cerro shareholders, the distribution of assets to Santana and other matters. It is anticipated that all matters will be completed and the transaction will close in the second half of May 2013.

Cerro del Gallo is an attractive long-life project that will diversify Primero’s near-term production with an anticipated additional 95,000 gold equivalent ounces per year on a 100% ownership basis (expected to begin in mid-2015), a 58% increase in currently estimated near-term production. The project will double Primero’s current reserves and triple its measured and indicated resources on a 100% ownership basis. Furthermore it will leverage on Primero's regional expertise and solidify its presence in Mexico, one of the world's most supportive mining districts, with further consolidation opportunities.

_______________________________________
1 Assuming Goldcorp Inc.’s 30.8% position in Cerro Del Gallo is diluted to a net profit interest and that resources include reserves. Primero has filed a technical report under National Instrument 43-101 -Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

SELECTED QUARTERLY INFORMATION

	Three months ended
	31-Mar-13	31-Mar-12
Operating Data
Tonnes of ore milled	183,811	178,523
Produced
Gold equivalent (ounces)	27,656	25,793
Gold (ounces)	24,190	22,588
Silver (million ounces)	1.37	1.32
Sold
Gold equivalent (ounces)	28,474	26,229
Gold (ounces)	24,736	23,004
Silver (million ounces)	1.48	1.33
Average realized prices
Gold ($/ounce)	$1,626	$1,678
Silver ($/ounce)¹	$4.12	$4.08
Total cash costs (per gold ounce)
Gold equivalent basis	$719	$674
By-product basis	$589	$532

Financial Data		(Restated)
(in thousands of US dollars except per share amounts)
Revenues	46,321	44,004
Earnings from mine operations	15,706	18,662
Net income	17,325	30,143
Basic income per share	0.18	0.34
Diluted income per share	0.18	0.31
Operating cash flows before working capital changes	19,309	20,944
Assets
Mining interests	497,300	486,606
Total assets	692,015	636,210
Liabilities
Long-term liabilities	48,745	52,196
Total liabilities	101,675	117,343
Equity	590,340	518,867
Weighted average shares outstanding (basic)(000's)	97,251,956	88,259,831
Weighted average shares outstanding (diluted)(000's)	98,034,449	96,705,098

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Restated results

In the third quarter 2012, it was identified that during its transition to IFRS, the Company had not taken into account a methodology difference between Canadian GAAP and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). Under IFRS, the non-monetary assets and liabilities of an entity are measured in its functional currency. If the entity’s taxable profit or tax loss (and, hence, the tax base of its non-monetary assets and liabilities) is determined in a different currency, changes in the exchange rate give rise to temporary differences that result in a recognized deferred tax liability or asset. The resulting deferred tax is charged or credited to profit or loss.

The adjustments resulting from application of this provision of IFRS are to deferred tax assets / liabilities and deferred income tax expense / recovery. The adjustments do not impact cash taxes or the Company’s cash flows and, consistent with disclosure by other mining companies, they are eliminated in the computation of adjusted net income.

Accordingly, the Company restated the consolidated financial statements for the years ended December 31, 2011 and 2010, the three months ended March 31, 2012 and 2011, the three and six months ended June 30, 2012 and 2011 and the three and nine months ended September 30, 2011 and 2010 to give effect to the IFRS guidance. The adjustments to the Company’s financial statements as a result of these restatements are shown in Note 2 to the Company’s condensed consolidated financial statements for the three and nine months ended September 30, 2012 and 2011 as filed on SEDAR. The disclosures in this MD&A have been amended to take into account the adjustments discussed above.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

OUTLOOK FOR 2013

In 2013 Primero expects to increase production to between 120,000 and 130,000 gold equivalent ounces, up to 17% higher than 2012, based on higher throughput at slightly higher grades.

Cash costs for 2013 are expected to be in the range of $620 to $640 per gold equivalent ounce or between $280 and $300 per gold ounce on a by-product basis, similar to or below 2012 cash costs. Primero's 2013 outlook is summarized in the following table:

	2012 Actuals	Outlook 2013

Attributable gold equivalent production (gold equivalent ounces)	111,132	120,000-130,000
Gold production (ounces)	87,900	90,000-100,000
Silver production (ounces)	5,134,184	6,000,000-6,500,000
Total cash costs (per gold equivalent ounce)	$636	$620 - $640
Total cash costs - by-product (per gold ounce)	$366	$280 - $300

Material assumptions used to forecast total cash costs for 2013 include: an average gold price of $1,700 per ounce; an average silver price of $8.52 per ounce (calculated using the silver agreement contract price of $4.12 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.00 Canadian dollars and 13 Mexican pesos to the US dollar. Based on spot prices at the time of writing this MD&A, there is not a material change in the gold/silver price ratio as compared to the prices used in the 2013 Outlook above. As such, if the 2013 Outlook were to be updated based on current prices, there would not be a material impact on gold equivalent production or cash costs, however, by-product cash-costs would increase as a result of lower by-product credits.

Capital expenditures at San Dimas during 2013 are expected to be approximately $42.0 million excluding capitalized exploration costs. Underground development capital and sustaining capital remain at similar levels to 2012, with approximately 49% of 2013 capital expenditures allocated to projects and 51% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million) and the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas.

Underground development in 2013 will again be focused in the main mining (Central Block and Sinaloa Graben) blocks. In 2013 the majority of the ore is anticipated to come from the Central Block with approximately 30% from the higher-grade Sinaloa Graben block.

See LIQUIDITY AND CAPITAL RESOURCES – Liquidity Outlook below for discussion of impact of Cerro in 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the first quarter 2013 and the preceding four quarters.

	Three months ended
	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
Operating Data
Tonnes of ore milled	183,811	190,073	177,926	174,742	178,523
Average mill head grade (grams/tonne)
Gold	4.20	3.90	3.40	4.25	4.05
Silver	242	228	210	256	242
Average recovery rate (%)
Gold	98%	97%	97%	97%	97%
Silver	96%	95%	95%	95%	95%
Produced
Gold equivalent (ounces)	27,656	26,310	25,582	33,598	25,793
Gold (ounces)	24,190	23,143	18,892	23,277	22,588
Silver (million ounces)	1.37	1.32	1.14	1.36	1.32
Sold
Gold equivalent (ounces)	28,474	25,416	23,251	35,442	26,229
Gold (ounces)	24,736	22,404	17,100	24,876	23,004
Silver at fixed price (million ounces)	1.48	1.25	0.80	0.92	1.33
Silver at spot (million ounces)	-	-	0.25	0.47	-
Average realized price (per ounce)
Gold	$1,626	$1,715	$1,646	$1,610	$1,678
Silver	$4.12	$4.12	$9.66	$12.24	$4.08
Total cash operating costs ($000s)	$19,873	$17,818	$17,872	$17,645	$17,381
Total cash costs (per gold ounce)
Gold equivalent basis	$719	$677	$699	$525	$674
By-product basis	$589	$535	$363	$44	$532

San Dimas produced 24,190 ounces of gold and 1.37 million ounces of silver in the first quarter 2013, 7% more and 4% more, respectively, than the same period in 2012. The increase in gold production was due to 3% higher throughput and 4% higher grade in 2013 than 2102. The increase in silver production was due to the higher throughput, while the grade remained consistent. The Company completed a 30-week optimization project designed to operate the mill at its name-plate capacity of 2,150 tonnes per day (“TPD”) by the end of the first quarter 2013. Throughput was 2,042 TPD in the first quarter 2013, compared with 1,962 TPD in the first quarter of 2012. For the month of March 2013, the throughput was 2,169 TPD in accordance with the Company’s objective of reaching 2,150 TPD by the end of the first quarter 2013.

Total cash costs on a gold equivalent and by-product basis in Q1 2013 were $719 and $589 per ounce, respectively, compared with $674 and $532 per ounce, respectively, in Q1 2012. Cash operating costs were $2.5 million or 14% higher in the first quarter of 2013 as compared to the first quarter of 2012, however, this was offset by a 7% increase in gold equivalent ounces produced. Increases in input costs included $2.1 million higher labour costs (due to implementation of long hole mining) and $0.6 million higher maintenance costs for the mill and mine as compared to the prior period, offset by somewhat lower power consumables and insurance costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Between August 6, 2012 and March 31, 2013, the San Dimas mine produced 3.4 million ounces of silver, which was sold to Silver Wheaton Caymans under the silver purchase agreement. The 3.5 million ounce threshold under the silver purchase agreement was met in April 2013, approximately half a month earlier than last year. The Company will now sell 50% of silver production at spot prices until the threshold is reset again on August 6, 2013.

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matter is securing a permit to operate the aircraft used to access the mine. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”). The Company had expected to complete the acquisition of its own carrier licence by the end of 2012, however, changes in personnel at the ministry responsible for issuing the permit, as a result of change of government, have delayed completion until 2013.

THREE MONTHS ENDED MARCH 31, 2013 COMPARED WITH THREE MONTHS ENDED MARCH 31, 2012

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

		For the three months ended
In thousands of US dollars except per share amounts		Three months ended March 31,
		2013		2012
				(Restated)
	$		$
Revenue		46,321		44,004
Operating expenses		(22,463)		(18,893)
Depreciation and depletion		(8,152)		(6,449)
Total cost of sales		(30,615)		(25,342)
Earnings from mine operations		15,706		18,662
General and administrative		(7,796)		(3,515)
Other expense		(327)		(89)
Foreign exchange (loss) gain		(1,360)		1,484
Finance income		111		137
Finance expense		(509)		(1,147)
Loss on derivative contracts		-		(20)
Earnings before income taxes		5,825		15,512
Income tax recovery		11,500		14,631
Net income for the period		17,325		30,143
Basic income per share		0.18		0.34
Diluted income per share		0.18		0.31
Weighted average number of common shares outstanding - basic		97,251,956		88,259,831
Weighted average number of common shares outstanding - diluted		98,034,449		96,705,098

The Company earned net income of $17.3 million ($0.18 per share) for the three months ended March 31, 2013 compared with net income of $30.1 million ($0.34 per share) for the three months ended March 31, 2012. Higher revenue was offset by higher operating expenses, higher general and administrative expenses (due primarily to increased share-based payment expense), and a foreign exchange loss in the current period as compared to a foreign exchange gain in the prior period. Net income per share was also negatively impacted by a 10% increase in the number of weighted average shares outstanding.

Adjusted net income, which primarily excludes the impact of foreign exchange changes on deferred tax balances, was $9.4 million ($0.10 per share) for the first quarter 2013, compared with $18.8 million ($0.21 per share) for the same period in 2012.

Revenue

Revenue was $46.3 million for the three months ended March 31, 2013 as a result of selling 24,736 ounces of gold at an average realized price of $1,626 per ounce, and 1.48 million ounces of silver at an average realized price of $4.12 per ounce. Revenue was $44.0 million for the same period in 2012 from selling 23,004 ounces of gold at an average realized price of $1,678 per ounce and 1.33 million ounces of silver at an average realized price of $4.08 per ounce.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Silver purchase agreement

In 2004, the owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine. The amendments provided that for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interests, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Operating expenses

Operating expenses of the San Dimas mine were $22.5 million in the first quarter 2013, compared to $18.9 million in the same period 2012, the increase due mainly to the increased sales, increased labour costs and the cost of the Company’s optimization project which commenced in the third quarter 2012, which added $1.0 million to operating expenses in the three months ended March 31, 2013. In addition, $0.9 million more development costs were expensed to operations in the first quarter 2013 due to the sequencing of the mine plan, and such costs are expected to be lower in future quarters. There was an increase in cash production costs per ounce from 2012 to 2013; gold equivalent and by-product cash costs were $719 and $589, respectively for 2013, compared with $674 and $532, respectively, for 2012 (see REVIEW OF OPERATIONS – San Dimas Mine above). Operating expenses in 2013 include $0.3 million (2012 – $0.2 million) of share-based payment expense related to personnel at the mine, all of which relates to the Company’s cash-settled PSUs.

Depreciation and depletion expense

The depreciation and depletion expense was $8.2 million for the three months ended March 31, 2013 compared to $6.5 million in the same period 2012 due to the increase in production and a higher amount of stock-piled ore and work-in-progress being processed during the first quarter 2013 relative to 2012, therefore making more ounces available for sale.

General and administrative expenses

General and administrative expenses were $7.8 million for the first quarter 2013, compared to $3.5 million for the same period in 2012, broken down as follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

	March 31
(In thousands of U.S. dollars)	2013	2012

Share-based payment	4,676	400
Salaries and wages	1,220	1,173
Rent and office costs	481	253
Legal, accounting, consulting, and other professional fees	543	809
Other general and administrative expenses	876	880
Total	7,796	3,515

The significantly higher share-based payment expense in 2013 was primarily due to the impact of the Company’s appreciating share price (compared with a depreciating share price in the first quarter 2012) on the valuation of units in the Company’s Phantom Share Unit Plan (“PSUP”). Of the total share-based payment expense in 2013, $4.6 million relates to the Company’s cash-settled phantom share units, with the remaining $0.1 million relating to the Company’s unvested stock options. Total general and administrative expense other than the share-based payment expense, is essentially flat on a year-over-year basis.

Finance expense

Finance expense was $0.5 million for the three months ended March 31, 2013, compared to $1.1 million for the same period in 2012. Accrued interest on the promissory note and convertible note was $0.4 million higher in 2012 than 2013 due to the conversion of the remaining $30 million of the convertible note in August 2012, as well as a $5 million instalment payment on the promissory note made on December 31, 2012. Additionally, $0.1 million more interest was capitalized to assets under construction in the first quarter 2013 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

Foreign exchange

The Company recorded a foreign exchange loss of $1.4 million in the first quarter 2013 compared with a foreign exchange gain of $1.5 million in the same period of 2012. The loss in 2013 was due to unrealized foreign exchange losses primarily on accounts payable and accrued withholding taxes (denominated in pesos), as a result of the appreciation of the Mexican peso relative to the US dollar during the three month period. The gain in 2012 was mainly due to unrealized foreign exchange gains on taxes receivable and other accounts receivable balances as a result of the sharp appreciation of the Mexican peso relative to the US dollar during the three month period.

Income taxes

The Company recorded an income tax recovery of $11.5 million in the three months ended March 31, 2013, compared with a recovery of income taxes of $14.6 million in the same period in 2012. The tax recoveries in both periods were due mainly to the impact of non-cash foreign exchange on deferred tax assets and the impact of Mexican inflation on the tax values of mineral properties. The combined impact increased deferred tax assets by $11.7 million in 2013 and $16.0 million in 2012, with a corresponding credit to income tax expense.

Dividend Report and Policy

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

EIGHT QUARTER SELECTED FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

(In thousands of US$ except for per share
amounts and operating data)	2013	2012				2011
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
				(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenue	46,321	43,597	38,277	57,061	44,004	35,645	46,079	40,830
Net income	17,325	1,245	11,586	6,579	30,143	31,216	16,491	4,867
Basic income per share	0.18	0.01	0.12	0.07	0.34	0.35	0.19	0.06
Diluted income per share	0.18	0.01	0.12	0.07	0.31	0.32	0.19	0.06
Adjusted net income	9,415	4,528	2,634	15,369	18,780	4,685	11,567	5,634

Adjusted net income per share	0.10	0.05	0.03	0.17	0.21	0.05	0.13	0.06
Operating cash flow before working capital changes	19,309	17,775	16,172	35,813	20,944	14,602	40,770	17,877
Cash	141,246	139,244	133,130	125,733	86,268	80,761	107,227	63,629
Total assets	692,015	670,506	662,069	640,919	636,210	609,259	614,029	672,898
Long-term liabilities	48,745	45,071	60,676	53,745	52,196	52,299	122,699	131,591
Equity	590,340	571,738	567,683	525,848	518,867	487,840	455,761	438,750
Gold produced (ounces)	24,190	23,143	18,892	23,277	22,588	20,191	19,500	19,374
Gold equivalent ounces produced	27,656	26,310	25,582	33,598	25,793	23,115	27,450	27,576
Gold sold (ounces)	24,736	22,404	17,100	24,876	23,004	18,487	19,659	18,837
Average price realized per gold ounce	$1,626	$1,715	$1,646	$1,610	$1,678	$1,679	$1,668	$1,523
Cash cost per gold equivalent ounce	$719	$677	$699	$525	$674	$719	$641	$586
Cash cost per gold ounce, net of silver by-products	$589	$535	$363	$44	$532	$580	$222	$190
Silver produced (million ounces)	1.37	1.32	1.14	1.36	1.32	1.20	1.10	1.06
Silver sold at fixed price (million ounces)	1.48	1.25	0.80	0.92	1.33	1.11	0.86	0.77

NOTE: ALL FINANCIAL STATEMENT AMOUNTS IN THE TABLE ARE PRESENTED IN ACCORDANCE WITH IFRS.

Gold production in Q1 2013 was the highest in the eight quarters presented due to higher throughput and higher grade attributed in part to the Company’s optimization project. Gold production, and accordingly sales, were lower in Q3 2012 than Q1, Q2 and Q4 2012 partly as expected given the sequencing of the mine plan and also because of power interruptions which impacted the Company’s ability to complete the planned underground development for the quarter and, as a result, production tonnage for the same period. Gold production and sales remained relatively consistent each quarter during 2011, despite a month-long strike by the union of millworkers in Q2 2011. Somewhat higher grades in Q2 2011 as compared to other quarters in 2011, and an increase in throughput after the strike ended offset the impact of the strike. Revenue in Q3 2012, Q2 2012, Q3 2011 and Q2 2011 included $6.8 million, $13.3 million, $9.8 million and $9.0 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. No silver spot sales were made by the Company in Q1 2013, however, the 3.5 million ounce threshold was met in April 2013 and so silver spot sales will be recorded in Q2 and Q3 2013. These silver spot sales also reduced cash costs and particularly by-product cash costs, in the second and third quarters of each year.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income, for example the impact of foreign exchange rate changes on deferred tax assets and liabilities. The reduction in adjusted net income in Q4 and Q3 2012 compared with Q1 2013, Q2 2012 and Q1 2012 was due mainly to lower sales volumes in Q2 and Q3 2012 as described above and higher stock-based compensation, resulting from the increase in the value of issued phantom share units as a result of the increase in the price of the Company’s common shares. Adjusted net income was lower in Q1 2013 as compared to Q1 2012 due to lower income before tax primarily as a result of higher operating expense, higher G&A costs and a foreign exchange loss in the current year, as described above. Higher adjusted net income in Q3 2011 compared with the other quarters in 2011 was due mainly to silver sales at high spot prices.

The cash balance of $141.2 million at the end of Q1 2013 reflects strong sales in the quarter offset by a $7.8 million excess free cash flow payment against the principal of the promissory note. The cash balance of $125.7 million at the end of Q2 2012 reflects the receipt of a refund of $20.1 million in taxes. Cash in Q1 2012 reflects the repayment at the beginning of January 2012 of the first $5 million instalment of the promissory note plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”) and cash in Q4 2012 also reflects the second $5 million repayment installment of the promissory note and interest paid of $2.8 million. The significant increase in the cash balance during Q3 2011 was due mainly to strong sales proceeds (including spot silver sales), the receipt of the $18.7 million Northgate termination fee, net of transaction costs, and the $17.1 million VAT refund, net of the VAT loan repayment. Cash in Q4 2011 was reduced by the $30 million convertible note repayment.

The increase in long-term liabilities from Q4 2012 to Q1 2013 is as a result of a higher accrual for phantom share units as a result of an appreciating share price during the three month period. The approximate $60 million reduction in long-term liabilities during 2011 was due to the $30 million convertible note repayment in Q4 2011 and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity. This remaining $30 million convertible note was repaid in common shares of the Company upon maturity in August 2012. The reduction of $15.6 million in long-term liabilities in Q4 2012 was due to the payment of the second $5 million installment on the promissory note (plus interest of $2.8 million) and the reclassification of $7.8 million of the promissory note to current liabilities pursuant to the excess free cash flow provision in the promissory note (see “Debt” below).

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended
	March 31,
	2013	2012
Operating expenses per the consolidated financial statements ($000's)	22,463	18,893
Share-based payment included in operating expenses($000's)	(289)	(156)
Inventory movements and adjustments ($000's)	(2,301)	(1,356)
Total cash operating costs ($000's)	19,873	17,381
Ounces of gold produced	24,190	22,588
Gold equivalent ounces of silver produced	3,466	3,205
Gold equivalent ounces produced	27,656	25,793
Total cash costs per gold equivalent ounce	$719	$674

Total cash operating costs ($000's)	19,873	17,381
By-product silver credits ($000's)	(5,635)	(5,375)
Cash costs, net of by-product credits ($000's)	14,238	12,006
Ounces of gold produced	24,190	22,588
Total by-product cash costs per gold ounce produced	$589	$532

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

	Three months ended
(In thousands of US dollars except per share amounts)	March 31,
	2013	2012
		(Restated)
Net income	17,325	30,143
Loss on derivative contracts	-	20
Impact of foreign exchange on deferred income
tax assets and liabilities	(8,224)	(11,565)
Transaction costs	314	182
Adjusted net income	9,415	18,780

Adjusted net income per share	0.10	0.21

Weighted average number of common shares outstanding (basic)	97,251,956	88,259,831

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP measures operating cash flows and operating cash flows per share before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

	Three months ended
(In thousands of US dollars except per share amounts)	March 31,
	2013	2012
Cash provided by operating activities	17,708	22,386
Change in non-cash operating working capital	1,601	(1,442)
Operating cash flows before working capital changes	19,309	20,944

Operating cash flows per share before working capital changes	0.20	0.24

Weighted average number of common shares outstanding (basic)	97,251,956	88,259,831

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31, 2013 COMPARED WITH THREE MONTHS ENDED MARCH 31, 2012

Net cash flows for the three months ended March 31, 2013 and 2012 were as follows:

	Three months ended
(In thousands of US dollars)	March 31,
	2013	2012
Cash Flow:	$	$
Provided by operating activities	17,708	22,386
Used in investing activities	(8,633)	(7,724)
Used in financing activities	(6,911)	(9,406)
Effect of exchange rate changes on cash	(162)	251
Increase in cash	2,002	5,507
Cash, beginning of period	139,244	80,761
Cash, end of period	141,246	86,268

Operating activities

During the three months ended March 31, 2013, the Company’s net cash flows provided by operating activities were $17.7 million, comprising cash flows before changes in working capital of $19.3 million, and changes in non-cash working capital of ($1.6) million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $23.9 million, offset by cash general and administrative costs of $3.1 million and income taxes paid of $0.3 million. The change in non-cash working capital of $1.6 million resulted from increases of $2.5 million and $3.6 million in trade and other receivables and prepaid expenses, respectively, partially offset by a $5.0 million increase in trade and other payables.

During the three months ended March 31, 2012, the Company’s net cash flows provided by operating activities were $22.4 million, being cash flows before changes in working capital of $20.9 million and changes in non-cash working capital of $1.4 million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $25.1 million, offset by cash general and administrative costs of $3.1 million and income taxes paid of $0.7 million. The change in non-cash working capital of $1.4 million resulted from an increase of $1.7 million in trade and other payables and a decrease of $0.9 million in inventories, offset by an increase of $1.6 million in trade and other receivables and prepaid expenses.

Investing activities

Cash flows used in investing activities were $8.6 million in 2013, compared with $7.7 million in 2012. Substantially all of the outflows in both 2013 and 2012 were for capital expenditures at the San Dimas Mine, mainly being exploration and delineation drilling and drifting and mine development. In addition, $0.9 million was spent in the first quarter 2013 on the mill expansion project to increase throughput to 2,500 TPD. The mill expansion project is expected to be completed Q4 2013 and the mine development activity to match the expanded mill capacity will be completed in Q1 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Financing activities

In the three months ended March 31, 2013, the Company used $6.9 million of cash for financing activities, comprising the $7.8 million excess free cash flow payment made relating to the promissory note (see “Debt” below), partially offset by $0.9 million of cash received upon the exercise of stock options.

The Company used $9.4 million of cash for financing activities in 2012, relating entirely to the repayment of the first $5 million principal repayment of the promissory note (see “Debt” below) and $4.4 million of interest thereon.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million and a convertible note for $60 million to DMSL, a subsidiary of Goldcorp Inc. (“Goldcorp”). The convertible note was fully repaid in August 2012.

The promissory note bears interest at 6% per annum and is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance. The Company generated excess free cash flow of $15.6 million during the year ended December 31, 2012 and accordingly paid $7.8 million to the note holder in February 2013.

The Company is subject to a number of externally imposed capital requirements relating to its debt. The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and
  Free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas mine, principal and interest on the promissory note, and up to $5 million per year on account of acquisition opportunities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Liquidity Outlook

As at March 31, 2013, the Company had cash of $141.2 million and working capital of $118.3 million. Management estimates that based on spot prices at the point of writing this MD&A, San Dimas will generate average annual after-tax operating cash flows of approximately $80 million - $100 million. The Company expects its current cash resources, as well as ongoing cash flow from the San Dimas mine, will be sufficient to fund its operations and certain potential acquisition opportunities for the foreseeable future. Nonetheless, in order to enhance its financial flexibility, the Company is in negotiations with a major financial institution to secure a revolving line of credit of $50 million and is also considering other financing initiatives.

When the Company purchased the San Dimas mine it assumed a silver purchase agreement under which the majority of silver produced at the mine was sold at a fixed price of approximately $4 per ounce. On October 4, 2012, the Company received a ruling from the Mexican tax authorities on the APA filing that confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010. This ruling significantly improves the Company’s cash flow over the duration of the ruling (under Mexican tax law, an APA ruling is generally applicable for up to a five year period; for Primero this applies to the fiscal years 2010 to 2014). Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

The Company expects to spend approximately $42.0 million on capital expenditures at the San Dimas mine in 2013, with approximately 49% of 2013 capital expenditures allocated to projects and 51% to operations. The 2013 project capital includes the mill expansion to 2,500 TPD ($10.7 million) and the first phase of a two-year waste rock pad project ($6.8 million) designed to support the long-term waste disposal at San Dimas. In addition, the Company expects to spend approximately $15.4 million aimed towards increasing reserves and resources and defining higher-grade underground ore. The exploration work will be divided between district exploration (field activities and exploration drilling from surface on the San Dimas property as well as the Ventanas property) and mine exploration (delineation and exploration drilling and drifting from underground in the San Dimas mine). The mine exploration program includes approximately 54,000 metres of diamond drilling and 3,900 metres of exploration drifting. The district exploration program includes approximately 19,000 metres of drilling and will focus mainly on new discoveries as well as on the surface features of the known underground veins.

Recent Mexican Congress Tax Proposal

On April 25, 2013, the Mexican Congress approved a proposal that will require holders of mining concessions currently in production to pay a new mining royalty; the bill is yet to be approved by the Senate. The royalty proposal is expected to be determined by applying 5% to the taxable income of the mine in accordance with existing Mexican Income Tax Law (“MITL”), but excluding deductions in the MITL for interest, foreign exchange, mining taxes and fees, depreciation and amortization. Foreign exchange gains and losses, and inflationary adjustments would also be excluded. Tax loss carry-forwards may not be applied to reduce income subject to the royalty. There is nothing in the proposal that indicates whether the royalty paid would be deductible for income tax purposes. In the absence of specific wording otherwise, the royalty should be tax deductible. If it is tax deductible, the effective rate is expected to be approximately 3.6% instead of 5%.

Based on the proposal, the royalty would be paid on an annual basis by the end of March of the following year. All concession holders would report the production and their calculation of the 5% royalty determination, subject to cancellation of the concession for not reporting or submitting false information. The proposal is expected to be sent to the Senate for approval in September 2013 and, if approved, then to the President for signing into law (or reversion back to Congress for amendment). The Company estimates that the annual royalty applicable to the San Dimas mine could amount to approximately $4 million in 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Mining companies may be able to undertake community development projects in lieu of the royalty. Under the proposal, in each state, a committee for the regional development of mining areas would be created, with representatives from the federal, state and municipal governments, native communities, and the mining companies operating in the State. This committee would establish infrastructure and public works projects to benefit the areas surrounding mining activity that should be carried out by each mining company. The expenses associated with these projects would be allowed as credits against the royalty.

Cerro de Gallo acquisition

On December 13, 2012, the Company announced that it has entered into a definitive agreement with Cerro Resources NL ("Cerro") whereby Primero will acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement (the “Arrangement”) under the Australian Corporations Act 2001. Cerro is an exploration and development company whose principal asset is 69%1 of the feasibility stage Cerro Del Gallo project, a gold-silver deposit located in the province of Guanajuato, Mexico. Under the terms of the Arrangement, each Cerro shareholder will receive 0.023 of a Primero common share (the "Exchange Ratio") for each Cerro common share held. Additionally Cerro shareholders will receive 80.01% of the common shares of a newly incorporated company ("Spinco"). Spinco will assume Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. Primero will purchase a 19.99% interest in Spinco with anti-dilution rights for two years. The total transaction value is approximately $125 million. Cerro's outstanding options and its option plan will be substantially assumed by Primero, subject to adjustment to reflect the Exchange Ratio and a corresponding upward adjustment in the exercise price. The transaction is expected to close in May 2013.

The Cerro del Gallo project is planned to be constructed in two phases. The information in this paragraph on the first phase project was derived from the June 2012 Definitive Feasibility Study prepared by Cerro. Primero plans to complete its own optimization studies. The first stage project is based on the treatment of 4.5 million tonnes per year of mixed, weathered and partially oxidized ore from a prominent dome shaped hill. The mine is envisaged to consist of an owner operated open pit operation and heap leaching to produce a gold dore product and a metal sulphide (predominantly copper and silver) by-product from a sulphidisation, acidification, recycle and thickening (SART) process. The first stage project has an estimated capital cost of $154 million, a mine life of 7.2 years and average annual production, starting in mid-2015 of 94,600 gold equivalent ounces. The potential second stage carbon-in-leach (CIL)/Heap Leach project encompasses the addition of a 3.0 million tonnes per annum CIL processing facility to run in parallel with heap leach processing fresh rock as mining proceeds to depth.

________________________________________
1 Assuming Goldcorp Inc.’s 30.8% position in Cerro Del Gallo is diluted to a net profit interest and that resources include reserves. Primero has filed a technical report under National Instrument 43-101 -Standards of Disclosure for Mineral Projects (“NI 43-101”) entitled “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico” (the “Technical Report”) with an effective date of May 11, 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Management is currently working with Cerro employees to transition the Cerro del Gallo project. Over the next year it is anticipated that the land for the project will be acquired, engineering will be completed, environmental permitting and risk assessment will be completed and construction of the facilities will commence. Costs of $50 million to $60 million are expected to be incurred during 2013 and a further $80 million in 2014. Given the location of the project and in particular its proximity to excellent infrastructure and its relative lack of complexity, the Company believes that the risk of significant capital cost overruns are limited. Assuming the Company completes the Cerro acquisition as planned, it expects to fund these costs from its existing cash balances and from operating cash flow generated by San Dimas.

Related party transactions

The Company has a promissory note outstanding to a wholly-owned subsidiary of Goldcorp. At March 31, 2013, Goldcorp owned approximately 32% of the Company’s common shares. Interest accrues on the promissory note and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the promissory note on January 3, 2012. The second annual installment of $5 million plus accrued interest of $2.8 million was paid on December 31, 2012. In addition to the annual installments, the Company paid $7.8 million against the principal balance on February 21, 2013, in compliance with the excess free cash flow provision contained in the promissory note.

During the three months ended March 31, 2013, $0.3 million (2012 - $1.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at March 31, 2013, the Company had an amount payable of $2.1 million outstanding to DMSL (December 31, 2012 - $2.3 million). As at March 31, 2013, the Company had an amount owing from Goldcorp Inc. of $0.1 million (December 31, 2012 - $0.3 million).

Shares issued

The Company issued 230,000 shares in the three months ended March 31, 2013 upon the exercise of stock options.

Outstanding Share Data

Shareholders’ equity as at March 31, 2013 was $590.3 million compared to $571.7 million as at December 31, 2012.

Share Capital

As at March 31, 2013 and the date of this MD&A, the Company had 97,435,622 common shares outstanding (97,205,622 as at December 31, 2012).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Options

As at March 31, 2013 and the date of this MD&A, the Company had 7,574,490 options outstanding with a weighted average exercise price of Cdn$5.62; of these 7,264,490 were exercisable with a weighted average exercise price of $5.69.

Common Share Purchase Warrants

As at March 31, 2013, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

Directors PSUs

As at March 31, 2013, the Company had 245,591 Directors PSUs outstanding, of which 94,684 PSUs vest on December 1, 2013 and expire on December 31, 2013, 94,684 PSUs vest on December 1, 2014 and expire on December 31, 2014, and 56,223 PSUs vest on December 1, 2015 and expire December 31, 2015. A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING STANDARDS

Changes in accounting policies and future accounting pronouncements

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. At present the Company has no open pit mining operations and as such is not impacted by this new standard. The Company announced on December 13, 2012 that it had entered into a definitive agreement with Cerro Resources NL (“Cerro”) to acquire all of the issued and outstanding common shares of Cerro by way of a scheme of arrangement under the Australian Corporations Act 2001. The transaction is due to close in May 2013. The first phase of the Cerro project will be an open pit mine and assuming the acquisition of Cerro completes as planned, the Company will apply the provisions of IFRIC 20 from initial recognition, and develop a policy for allocation of costs.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company applied the amendments to IAS 1 effective January 1, 2013 and accordingly has grouped OCI items as required for both the current and comparative period. For the periods presented in these financial statements, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentation currency (US$). This amount is unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). There is no tax impact of this amount in OCI.

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 - Consolidation- Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights.

The Company adopted IFRS 10 on January 1, 2013 on a retrospective basis; there has been no impact upon the Company’s financial statements as a result of the adoption.

Future pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company: As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This new guidance is currently not finalized and as such management continues to monitor the guidance and the potential impact upon the Company’s financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At March 31, 2013, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves and the portion of mineralization expected to be recovered from the mines. If estimates of reserves and mineralization expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and mineralization expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the three months ended March 31, 2013, no events or changes in circumstances were identified which would indicate an impairment and as such no impairment review was performed. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to the Mexican tax authorities changing their position with respect to their views on the appropriate price for the sale of silver under the silver purchase agreement, reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves or mineralization expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at March 31, 2013.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2013. At March 31, 2013, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At March 31, 2013, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at March 31, 2013 consist of cash, trade and other receivables, taxes receivable, taxes payable, trade and other payables, and debt.

At March 31, 2013 the carrying amounts of cash, trade and other receivables, taxes receivable, current taxes payable and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the promissory note upon initial recognition was considered to be its face value and has subsequently been carried at amortized cost. At March 31, 2013, the fair value of the promissory note was $31.9 million using a discounted future cash-flow analysis, and the fair value of long-term taxes payable was $4.4 million using a discounted future cash-flow analysis The Company had no derivative assets at March 31, 2013, however, previously recognized derivative assets were marked-to-market each period.

At March 31, 2013 and December 31, 2012, the Company had no embedded derivatives.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a) Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets, invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at March 31, 2013 is considered to be negligible.

The Company’s maximum exposure to credit risk at March 31, 2013 and December 31, 2012 was as follows:

	March 31, 2013	December 31, 2012
		$

Cash	141,246	139,244
Trade and other receivables	6,377	3,792
Taxes receivable	6,010	5,914

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2013:

					December 31,
	March 31, 2013				2012
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables	28,848	-	-	28,848	23,645
Share-based compensation payable (PSUP)	15,043	5,701	-	20,744	16,864
Taxes payable	1,386	-	7,532	8,918	8,264
Promissory note and interest	7,057	29,649	-	36,706	45,196
Minimum rental and operating lease payments	916	1,691	-	2,607	2,836
Reclamation and closure cost obligations	2,299	2,283	24,234	28,816	28,869
Commitment to purchase plant and equipment	5,464	-	-	5,464	3,694
	61,013	39,324	31,766	132,103	129,368

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the three months ended March 31, 2013 was $0.2 million (2012 -$0.1 million).

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk.

During the three months March 31, 2013, the Company recognized a loss of $1.4 million on foreign exchange (2012 - gain of $1.5 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

	(ii)	Interest rate risk

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

Other risks and uncertainties

In 2013, there have been no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2012 year-end MD&A or the Company’s Annual Information Form for the year ended December 31, 2012, which are available on the Company’s website www.primeromining.com and on the Company’s profile at www.sedar.com.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

- pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during the three months ended March 31, 2013.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas mine, the ability of the Company to complete the acquisition of Cerro, the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, actual results of reclamation activities at the San Dimas mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production (including from Cerro del Gallo), capital expenditures and costs (including in relation to Cerro del Gallo), including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013
  the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine and the Cerro del Gallo mine, after completion of the acquisition of Cerro, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities, including the construction of the Cerro del Gallo mine, after completion of the acquisition of Cerro, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation,
  the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Company will close the Cerro acquisition and that the Cerro del Gallo mine will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; risks associated with completing the Cerro acquisition and developing the Cerro del Gallo mine; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”. “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
President, CEO and Director